 SEC Form 5
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ] Form 3 Holdings Reported [X] Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Michael A. Chowdry Marital Trust (Last) (First) (Middle) 7333 W. Jefferson Ave., Suite 225 (Street) Lakewood, CO 80235 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Atlas Air Worldwide Holdings, Inc. CGO 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 12/2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director   X 10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

     Form filed by One Reporting Person
X   Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5) Amount / A/D / Price	5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	05/14/2002		S,4	18,000 / D / $12.74(2)
Common Stock	05/15/2002		S,4	13,000 / D / $12.99(2)
Common Stock	05/16/2002		S,4	12,000 / D / $12.24(2)
Common Stock	05/17/2002		S,4	13,000 / D / $12.62(2)
Common Stock	05/20/2002		S,4	17,000 / D / $12.87(2)
Common Stock	05/21/2002		S,4	5,000 / D / $12.25(2)
Common Stock	05/22/2002		S,4	11,000 / D / $11.64(2)
Common Stock	05/23/2002		S,4	12,500 / D / $11.81(2)
Common Stock	05/24/2002		S,4	10,000 / D / $11.99(2)
Common Stock	05/28/2002		S,4	13,500 / D / $11.22(2)
Common Stock	06/13/2002		S,4	15,000 / D / $7.25(2)
Common Stock	06/14/2002		S,4	10,000 / D / $6.50(2)
Common Stock	06/17/2002		S,4	8,000 / D / $3.90(2)
Common Stock	06/18/2002		S,4	10,000 / D / $3.79(2)
Common Stock	06/19/2002		S,4	12,000 / D / $4.00(2)
Common Stock	06/20/2002		S,4	6,000 / D / $3.76(2)
Common Stock	06/21/2002		S,4	8,000 / D / $3.54(2)
Common Stock	06/24/2002		S,4	10,000 / D / $3.58(2)
Common Stock	06/25/2002		S,4	6,000 / D / $3.20(2)
Common Stock	06/26/2002		S,4	10,000 / D / $2.63(2)
Common Stock	06/27/2002		S,4	16,000 / D / $3.19(2)
Common Stock	06/28/2002		S,4	7,000 / D / $4.21(2)
Common Stock	07/01/2002		S,4	7,000 / D / $3.77(2)
Common Stock	07/15/2002		S,4	10,000 / D / $2.69(2)
Common Stock	07/16/2002		S,4	10,600 / D / $2.71(2)
Common Stock	07/17/2002		S,4	10,000 / D / $2.73(2)
Common Stock	07/18/2002		S,4	10,000 / D / $2.56(2)
Common Stock	07/19/2002		S,4	10,000 / D / $2.71(2)
Common Stock	07/22/2002		S,4	15,000 / D / $2.93(2)
Common Stock	07/23/2002		S,4	10,000 / D / $3.04(2)
Common Stock	07/24/2002		S,4	10,000 / D / $2.68(2)
Common Stock	07/25/2002		S,4	9,400 / D / $2.75(2)
Common Stock	07/26/2002		S,4	12,000 / D / $2.96(2)
Common Stock	07/29/2002		S,4	8,000 / D / $3.31(2)
Common Stock	07/30/2002		S,4	10,000 / D / $3.38(2)
Common Stock	08/12/2002		S,4	10,000 / D / $3.67(2)
Common Stock	08/13/2002		S,4	5,000 / D / $3.63(2)
Common Stock	08/14/2002		S,4	12,000 / D / $3.36(2)
Common Stock	08/15/2002		S,4	10,000 / D / $3.34(2)
Common Stock	08/16/2002		S,4	10,000 / D / $3.29(2)
Common Stock	08/19/2002		S,4	8,000 / D / $3.41(2)
Common Stock	08/20/2002		S,4	10,000 / D / $3.44(2)
Common Stock	08/21/2002		S,4	10,000 / D / $3.49(2)
Common Stock	08/22/2002		S,4	8,100 / D / $3.35(2)
Common Stock	08/23/2002		S,4	6,000 / D / $2.99(2)
Common Stock	08/26/2002		S,4	10,000 / D / $3.01(2)
Common Stock	08/27/2002		S,4	3,100 / D / $3.00(2)
Common Stock	08/28/2002		S,4	9,000 / D / $2.73(2)
Common Stock				/ / $	1,094,300	D
Common Stock				/ / $	3,835,431(1)	I	By Limited Liability Company

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)	5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5) A or D	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	7. Title and Amount of Underlying Securities (Instr. 3 and 4) Title / Amount or Number of Shares	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Explanation of Responses:

(1) Includes 3,835,431 of the 15,285,593 shares of the issuer held by AA Holdings, LLC, which may be deemed to be beneficially owned by the Michael A. Chowdry Marital Trust ("Trust")indirectly through the Trust's proportionate interests in Chowdry Investments, LLC, Chowdry Limited Partnership and Chowdry, Inc. These parties are all managers and holders of AA Holdings, LLC. The reporting person is also a manager of Chowdry Investments, LLC, is the sole general partner of Chowdry Limited Partnership and is the sole stockholder of Chowdry, Inc.

(2) These transactions were part of a written plan for the sale of shares in accordance with SEC Rule 10b5-1(c), which plan has been terminated.

By:	Date:
/s/ Mark R. Levy, as attorney-in-fact for the Michael A. Chowdry Marital Trust and Linda Chowdry	02/13/2003

** Signature of Reporting Person	SEC 2270 (09-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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Additional Information Reported For This Form
Name and Address of Reporting Person* Michael A. Chowdry Marital Trust (Last) (First) (Middle) 7333 W. Jefferson Ave., Suite 225 (Street) Lakewood, CO 80235 (City) (State) (Zip)	Issuer Name and Ticker or Trading Symbol Atlas Air Worldwide Holdings, Inc. CGO	Statement for (Month/Year) 12/31/2002

Filed jointly by Linda Chowdry. Address: 7333 W. Jefferson Ave., Suite 225, Lakewood, Colorado 80235. Ms. Chowdry is a director and may be deemed a 10% owner of the issuer. Ms. Chowdry is a trustee and beneficiary of the Trust and a manager of Chowdry Investments, LLC and AA Holdings, LLC. Ms. Chowdry may be deemed to be a beneficial owner of the shares beneficially owned by the Trust as reported in Table I. In addition, Ms. Chowdry beneficially owns 4,780 shares directly and may be deemed to own beneficially exercisable and vested options to purchase 450,000 shares of the issuer held by the Estate of Michael A. Chowdry, of which she is a co-personal representative.